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C$ unless otherwise stated TSX/NYSE/PSE: MFC    SEHK: 945
For Immediate Release
October 12, 2022

Manulife announces intention to redeem 3.181% Fixed/Floating Subordinated Debentures

TORONTO – The Manufacturers Life Insurance Company (“MLI”) today announced its intention to redeem at par on November 22, 2022, all of its outstanding $1,000,000,000 principal amount of 3.181% Fixed/Floating Subordinated Debentures (the “Debentures”) due November 22, 2027. The Debentures are redeemable at MLI’s option on or after November 22, 2022, at a redemption price per Debenture equal to par, together with accrued and unpaid interest to but excluding the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with MLI’s Amended and Restated Trust Indenture.

Interest on the Debentures will cease to accrue on the redemption date.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2021, we had more than 38,000 employees, over 119,000 agents, and thousands of distribution partners, serving over 33 million customers. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-852-4875 hung_ko@manulife.com